Filed by Spansion Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spansion Inc.

Commission File No.: 001-34747

Filed by Cypress Semiconductor CorporationCreating a Global Leader in Embedded Systems

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spansion Inc.

Commission File No.: 001-34747

December 1, 2014

Today’s Announcement

Cypress Semiconductor Corp. and Spansion, Inc. are combining in an all-stock, tax-free merger of equals transaction The new company will be a global leader in embedded systems with ~$2B of revenues The new company will produce ~$1B of revenue in both:

Embedded solutions (Cypress PSoC and USB + Spansion MCU and analog)

Embedded specialized memories (Cypress SRAM + Spansion Flash)

The increased scale of manufacturing will improve the gross margin of both companies Identified synergies are over $135M annually, achievable over three years The synergies will drive accretion to non-GAAP EPS within the first full year after close Cypress’s current quarterly dividend of $0.11 per share will apply to all shareholders

Transaction Overview

Terms Each Spansion share will be exchanged for 2.457 Cypress shares Consideration Tax-free, stock-for-stock transaction Pro forma Ownership Approximately 50% Cypress shareholders / 50% Spansion shareholders(1) CEO T.J. Rodgers, President & CEO

Board of Directors Four designated by Cypress, including T.J. Rodgers and Eric Benhamou Four designated by Spansion, including John Kispert and Ray Bingham, who will be non-executive Chairman of the new company Anticipated Close Q2 of 2015 Conditions Approval by Cypress and Spansion shareholders, regulatory approvals in the U.S., Germany and China, and customary closing conditions

(1) Based on fully diluted shares including equity awards (treasury method) and net share settlement of Spansion exchangeable notes

Strategic Rationale

Create Global Embedded Systems Leader	~$1B in embedded MCUs: Spansion MCU + Cypress PSoC ~$1B in embedded memory: Spansion NOR Flash (#1) + Cypress SRAM (#1)
Complementary Technologies	Broad portfolio of ARM™-based MCUs, plus flexible PSoC solutions Comprehensive memory portfolio for embedded systems with nvRAM, F-RAM, SRAM, NOR, SLC-NAND and e.MMC
Diversify Revenue and Grow Customer Base in Attractive Markets	Leverage Cypress's and Spansion's strong, complementary ARM-based processor offerings Leverage Cypress market strength in Consumer and Communications and Spansion strength in Automotive and Industrial Leverage both companies' strong geographic presence in USA, Europe and China with Spansion's strong Japanese presence
Optimize Operational Efficiencies	Drive over $135 million in annual synergies, realizable ratably over 3 years Leverage lowest cost manufacturing sites and partners to achieve 50% gross margin Drive corporate operating expense efficiencies to achieve 20% operating margin

4

Combination Expands Leadership in Embedded Systems

#1 in SRAMs, #1 nvSRAM

30+ years memory and 15 years of PSoC experience

2,000 WW patents

3,500 employees

10,000 products

20,000+ customers

#2 in Japan MCU, well-positioned Analog #1 in Flash Memory for Embedded Markets

5,600 WW patents

3,800 employees

10,000 products

10,000+ customers

SYNERGISTIC MARKETS—AUTOMOTIVE, INDUSTRIAL, CONSUMER

PSoC Touch SRAM nvRAM F-RAM USB MCU Analog Software SoC NAND NOR

Embedded Memory MCU, Analog, Market Leadership in

SRAM and Flash +=SoC, USB, Touch Embedded Systems

Significant Player in Large End Markets

Revenue: $2,014M

(Q3 2014 Annualized)

Other 7%

Mobile 7%

Automotive 29%

Comm 11%

Industrial 17%

Consumer 29%

Note: Communications includes Wireless Infrastructure, Consumer includes Gaming, and Other includes Military, Licensing, and Computation

Spansion Key Product Families

Microcontroller

Strong product portfolio of proprietary and ARM core microcontrollers Highest quality, high performance, low power, with embedded Flash memory

~$495M Annual Run Rate1

Flash

Charge-Trap technology leadership HyperFlash™ Memory Broadest offering of Serial and Parallel NOR High quality SLC and e.MMC NAND

~$645M Annual Run Rate1, 2

Analog and Mixed Signal

Power management technology leadership Portfolio of high-margin analog products

~$75M Annual Run Rate1

(1) Annual run rates based off of Q3 2014 revenues (2) Flash revenues exclude licensing and royalty revenues

Cypress Key Product Families

Memory Products Division

#1 provider of SRAM

Broadest SRAM portfolio includes Sync, Fast Async, Micropower, MultiPort

#1 provider of nvRAM, F-RAM

nvRAM addresses a growing market providing the industry’s fastest, most-energy-efficient and highest-reliability solutions to capture and protect the world’s most critical data

~$370M annual run rate1

Programmable Systems Division

PSoC: The world’s only programmable SoC, with programmable analog & digital, memory, ARM MCU core on a single chip

#1 provider of CapSense with over 1B units shipped

Automotive PSoC, Memory & touchscreen controllers

TrueTouch touchscreen controllers for mobile phones, tablets, e-readers and wearables

~$275M annual run rate1

Data Comm Division

#2 provider of USB controllers

Broadest portfolio of USB 3.0 with the USB-FX3 SoC: designed to bridge USB-to-anything at 5 Gbps

Addresses the high-growth Bluetooth Low Energy (BLE) market with PSoC-BLE, which combines CapSense, low-power analog and an ARM Cortex-M0 in one programmable SoC

~$75M annual run rate1

Emerging Tech Division

Division of high-growth startup subsidiaries Deca Technologies: advanced wafer-level interconnect foundry creates the industry’s smallest, low-cost wafer-level chip-scale packages AgigA Tech Inc. sells very high density battery-free non-volatile memory solutions for servers

~$30M annual run rate1

(1) Annual run rates based off of Q3 2014 revenues

Increased Penetration of Existing Automotive Market

Cypress was so proud of building its $40 million automotive business from nothing, it put key design wins on the cover of its 2013 Annual Report.

Spansion has a $450 million automotive business in microcontrollers, flash memories and analog – many in mission-critical sockets.

Together, the companies will be No.4 or No.5 worldwide in automotive sales and No.2 in automotive in Japan.

Attractive Financial Model

(non-GAAP)

Q3’14 Annualized Target Model

(no synergies)(within 3 yrs)

Revenue Both companies have

$2,014

(millions) individual growth plans.

Gross Margin 42.2% 50%

Operating 31.4% 30%

Expenses

Operating Margin 10.8% 20%

Cypress & Spansion: Summary

Strategic Fit

Creates a global embedded systems leader with ~$2B of revenues Complementary product portfolios with ~$1B of revenue in both:

Embedded solutions (Cypress PSoC and USB + Spansion MCU and analog)

Embedded memory (Cypress SRAM + Spansion Flash)

New growth opportunities across large end-markets including Auto, Industrial, and the Internet of Things (IoT) Strong combined culture and heritage creates employee growth opportunities

Financial Benefits

Accretive to non-GAAP earnings for both sets of shareholders $135M annual synergies drive substantial leverage in operating model

Optimize manufacturing capabilities for GM expansion

Strong Free Cash Flow in Fab-Lite environment

Continue the current quarterly dividend of 11¢ per share to shareholders of the combined company after closing

Q&A

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between Cypress and Spansion. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Cypress or Spansion stockholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Form 10-K, Form 10-Q and 8-K reports filed by Cypress and Spansion with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and Cypress and Spansion are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

This communication may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the most recent press releases of Spansion and Cypress concerning quarterly financial results, filed with the SEC on Form 8-K.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, Cypress intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Cypress common stock to be issued in the merger, and Cypress and Spansion intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY

BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CYPRESS, SPANSION, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Cypress and Spansion with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Cypress Investor Relations at http://investors.cypress.com/contactus.cfm or by telephone at (408) 943-2656 or by contacting Spansion Investor Relations at investor.relations@spansion.com or by telephone at (408) 962-2500. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Spansion and Cypress and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cypress or Spansion security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Spansion’s executive officers and directors is included in Spansion’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 18, 2014, and its Current Report on Form 8-K, filed with the SEC on August 19, 2014, and information regarding Cypress’ executive officers and directors is included in Cypress’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on March 28, 2014 and its Current Report on Form 8-K, filed with the SEC on April 2, 2014. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cypress and Spansion have interests in the transaction that may differ from the interests of Cypress and Spansion stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

Cypress Perform

Spansion